QC HOLDINGS, INC.

9401 Indian Creek Parkway, Suite 1500

Overland Park, Kansas 66210

913-234-5000

Fax: 913-234-5500

June 4, 2009

VIA EDGAR

Ms. Kathryn McHale

Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	QC Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed March 13, 2009
File No. 000-50840

Dear Ms. McHale:

This letter is submitted in response to your comment letter dated May 20, 2009, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2008, and supplements the response letter submitted on June 2, 2009, by Ms. Catherine Wood at Gilmore & Bell, P.C. on behalf of QC Holdings, Inc. Please note that the June 2, 2009 response letter, including the Company representations in the penultimate paragraph of that letter, were authorized by QC Holdings, Inc. prior to the response being submitted to the SEC via EDGAR.

QC Holdings, Inc. acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions, comments or concerns, Catherine Wood or I would be pleased to discuss these with you by telephone. You can reach Ms. Wood at (816) 218-7534, and I am available at (913) 234-5000.

Very truly yours,

/s/ Douglas E. Nickerson
Chief Financial Officer
cc:	Mr. Matt McNair, Attorney-Adviser
Catherine E.K. Wood, Gilmore & Bell, P.C.